Variable Life Insurance Company	John Hancock Place Boston, Massachusetts 02117 [1-800-521-1234]

AGE 100 MAINTENANCE OF DEATH BENEFIT RIDER

This Rider is made a part of the policy to which it is attached, in consideration of: (a) the application, a copy of which is attached to and made a part of the policy, and (b) payment of any additional premium required by us for this Rider. This Rider is effective on the effective date of the policy.

BENEFIT

The “Death Benefit At and after Age 100” provision of Section 4, Death Benefit, is deleted.

TERMINATION

This Rider will terminate on the earliest of:

a.	the lapse or termination of the policy; or

b.	the payment or application of the Surrender Value; or

c.	the date this rider is discontinued on written request; or

d.	the date of the Insured’s death.

Signed for the Company at Boston, Massachusetts.

SECRETARY

00EVUL 100